UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                       McNEIL REAL ESTATE FUND XXVII, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     810481
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     Robert A. McNeil, McNeil Partners, L.P.
         13760 Noel Road, Suite 600, Dallas, Texas 75240, (972) 448-5800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices  and
   Communications)

                                   Copies to:
                                W. Scott Wallace
                            Haynes and Boone, L.L.P.
                             3100 NationsBank Plaza
                                 901 Main Street
                            Dallas, Texas 75202-3789
                                 (214) 651-5000

                                  April 6, 1998
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), (f) or (g), check the following box
___.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240 .13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

                                                 Page 2 of 4 Pages
CUSIP No. 810481


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert A. McNeil
         McNeil Partners, L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a) _X__
              (b) ___

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

         Not applicable

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ____

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Robert A. McNeil       -  U.S.A.
         McNeil Partners, L.P.  -  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------

  7    SOLE VOTING POWER

         Robert A. McNeil      - 0 Units
         McNeil Partners, L.P. - 0 Units
         See also Item 5.

  8    SHARED VOTING POWER

         See also Item 5.

  9    SOLE DISPOSITIVE POWER

         See also Item 5.

 10    SHARED DISPOSITIVE POWER

         Voting and dispositive power is exercised on behalf of McNeil Partners, L.P. by its general partner, McNeil Investors, Inc., a Delaware corporation, which is wholly-owned by Robert A. McNeil.


 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Robert A. McNeil       -  0 Units
         McNeil Partners, L.P.  -  0 Units       See also Item 5.

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

 14   TYPE OF REPORTING PERSON*

         IN, PN

                        AMENDMENT NO. 3 TO SCHEDULE 13D
                        ---------------------------------

     The Schedule 13D relating to Units of Limited Partnership Interest ("Units") of McNeil Real Estate Fund XXVII, L.P., a Delaware limited partnership ("Issuer") as filed by Robert A. McNeil ("Mr. McNeil") and McNeil Partners, L.P., a Delaware limited partnership ("MP") is hereby amended as set forth below. Unless otherwise indicated, all terms referred to herein shall have the meaning as set forth in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     Item 5 is hereby amended by adding the following thereto:

          (a) All of the Units previously reported as beneficially owned by Mr. McNeil and MP have been transferred for the benefit of Opal Partners, L.P. ("Opal Partners"), a California limited partnership established for the benefit of Carole J. McNeil and certain members of her family.

     As a result, the aggretage number of Units beneficially owned by Mr. McNeil is 0, which is 0% of the oustanding Units, and the aggregate number of Units beneficially owned by MP is 0, which is 0% of the out-standing Units.

          (c) On April 6, 1998, MP transferred 10,800 Units, representing all of the Units held of record by MP, for the benefit of Opal Partners.

               On April 6, 1998, Mr. McNeil transferred 659,834 Units, representing all of the Units held of record by Mr. McNeil, for the benefit of Opal Partners.

          (e) MP and Mr. McNeil ceased to be the beneficial owner of more than five percent of the Units on April 6, 1998.

                          SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1998.

                         McNEIL PARTNERS, L.P.

                         By:  McNeil Investors, Inc.
                              its general partner


                              By:  /s/ Robert A. McNeil
                                   ---------------------------------------
                              Name:    Robert A. McNeil
                              Title:   Co-Chairman of the Board


                              /s/  Robert A. McNeil
                              --------------------------------------------
                              Robert A. McNeil